UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Peerless Systems Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

705536100

(CUSIP Number)
William Neil
c/o Peerless Systems Corporation
2361 Rosecrans Avenue, Suite 440,
El Segundo, CA 90254. (310)-536-0908

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705536100
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Neil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,557
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 197,557
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 152,800 options to acquire Common Stock which will vest within 60 days of the date hereof and 44,757 shares of restricted Common Stock.

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $.001 per share (the “Common Stock”), of Peerless Systems Corporation, a Delaware corporation (“Peerless” or the “Company”). The principal executive office of Peerless is located at 2361 Rosecrans Avenue, Suite 440, El Segundo, CA 90254.

Item 2.  Identity and Background.

This Statement is being filed by William Neil (the “Filing Person”).  The Filing Person’s business address is c/o Peerless Systems Corporation, 2361 Rosecrans Avenue, Suite 440, El Segundo, CA 90254..

The Filing Person’s principal occupation is the Chief Financial Officer of the Company, the address of which is set forth under Item 1 above.  The Filing Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Filing Person received all shares of restricted Common Stock and options set forth herein in exchange for his services as an officer of the Company.

Item 4.  Purpose of Transaction.

The Filing Person acquired the securities set forth herein because he views them as an attractive investment.  Based upon his evaluation of the Company’s financial condition, market conditions, and other factors he may deem material, he may seek to acquire additional shares of Common Stock in one or more open market or private transactions, dispose of all or any portion of the securities currently owned or take any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Filing Person has been the Chief Financial Officer of the Company since July 2008.  In 2008, the Company sold substantially all of its assets and announced that it was pursuing one or more transactions to enhance stockholder value, which could include any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Filing Person may, at any time and from time to time, review, reconsider and discuss with Peerless’s board of directors and management, his position in Peerless.  The Filing Person also reserves the right to change his plans or intentions with respect to the Company at any time.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, the Filing Person beneficially owns 197,557 shares of Common Stock, including 152,800 options to acquire common stock which will vest within 60 days of the date hereof and 44,757 shares of restricted Common Stock.

Based upon 3,357,519 shares outstanding, the Filing Person beneficially owns 5.6% of the outstanding shares of Common Stock on an as converted basis.  The Filing Person has the sole power to vote and dispose of the shares of Common Stock reported. The Filing Person has not engaged in any transactions with respect to the Common Stock in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

The Filing Person is party to a Restricted Stock Agreement, dated August 10, 2010, with the Company with respect to the restricted stock he received as an officer of the Company.  This Restricted Stock Agreement provides for the grant of 44,757 shares of restricted stock, which will vest on February 11, 2010.

Item 7.  Material to be filed as Exhibits

A.  Restricted Stock Agreement, dated August 26, 2010.  (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2010

/s/ William Neil
William Neil

PEERLESS SYSTEMS CORPORATION
2005 INCENTIVE AWARD PLAN RESTRICTED STOCK AWARD AGREEMENT

          THIS RESTRICTED STOCK AWARD AGREEMENT, (the “Agreement”), dated as of August 26, 2010 (the “Date of Grant”), is made by and between Peerless Systems Corporation, a Delaware corporation (the “Company”), and William Neil (the “Grantee”).
          WHEREAS, pursuant to the 2005 Incentive Award Plan, as amended (the “Plan”), the Company may grant shares of restricted common stock, par value $0.001 per share;

          WHEREAS, the Company desires to grant to the Grantee the Restricted Stock as set forth herein;

          NOW, THEREFORE, in consideration of the recitals and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Grant of Restricted Stock

(a)
Grant of Restricted Stock. The Company hereby grants to the Grantee 44,757 shares of restricted stock (the “Restricted Stock”) upon the terms and conditions set forth in this Agreement and as otherwise provided in the Plan.

(b)
Incorporation of Plan; Capitalized Terms. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan. The Administrator shall have final authority to interpret and construe the Plan and this Agreement and to make any and all determinations thereunder, and its decision shall be binding and conclusive upon the Grantee and his/her legal representative in respect of any questions arising under the Plan or this Agreement.

Section 2. Terms and Conditions of Award

The grant of Restricted Stock provided in Section 1(a) shall be subject to the following terms, conditions and restrictions:

(a)
Ownership of Shares. Subject to the restrictions set forth in the Plan and this Agreement, the Grantee shall possess all incidents of ownership of the Restricted Stock granted hereunder, including the right to receive or reinvest dividends with respect to such Restricted Stock and the right to vote such Restricted Stock.

(b)
Restrictions. Restricted Stock and any interest therein, may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, during the Restricted Period (the “Restriction”). Any attempt to dispose of any Restricted Stock in contravention of the restriction, this Agreement and the provisions of the Plan shall be null and void and without effect.  For the purposes of this Agreement, the term “vested” shall mean the lapse of the above restriction with respect to such shares of Restricted Stock.

(c)
Certificate; Book Entry Form; Legends. The Company shall issue the shares of Restricted Stock either (i) in certificate form or (ii) in book entry form, registered in the name of the Grantee, with legends, or notations, as applicable, referring to the terms, conditions and restrictions applicable to the Restricted Stock. Grantee agrees that any certificate issued for Restricted Stock prior to the lapse of any outstanding restrictions relating thereto shall be inscribed with the following legends:

“THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS, INCLUDING FORFEITURE PROVISIONS AND RESTRICTIONS AGAINST TRANSFER (THE “RESTRICTIONS”), CONTAINED IN THE 2005 INCENTIVE AWARD PLAN OF PEERLESS SYSTEMS CORPORATION, AS AMENDED, AND AN AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER AND THE COMPANY. ANY ATTEMPT TO DISPOSE OF THESE SHARES IN CONTRAVENTION OF THE RESTRICTIONS, INCLUDING BY WAY OF SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHERWISE, SHALL BE NULL AND VOID AND WITHOUT EFFECT.”

(d)	Lapse of Restrictions. All restrictions with respect to 44,757 shares of Restricted Stock granted hereunder shall lapse on February 27, 2011.

(e)
Upon the vesting of any shares of Restricted Stock, the Company shall, as applicable, either remove the notations on any such shares of Restricted Stock issued in book-entry form or deliver to the Grantee or the Grantee’s personal representative a stock certificate representing a number of shares of Common Stock, free of the restrictive legend described in Section 2(c), equal to the number of vested shares of Restricted Stock. If certificates representing such Restricted Stock shall have theretofore been delivered to the Grantee, such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer prior to the issuance by the Company of such unlegended shares of Common Stock.   Upon such vesting, the Common Stock may not be sold, offered for sale, pledged, hypothecated or otherwise transferred in the absence of a registration statement in effect with respect thereto under the Securities Act of 1933, as amended (the "Act"), unless sold pursuant to Rule 144 of the Act or unless such sale, pledge hypothecation or transfer is otherwise exempt from registration under the Act and applicable state securities laws.

(f)
Shares of Restricted Stock forfeited pursuant to this Section 2 shall be transferred to, and reacquired by, the Company without payment of any consideration by the Company, and neither the Grantee nor any of the Grantee’s successors, heirs, assigns or personal representatives shall thereafter have any further rights or interests in such shares. If certificates for any such shares containing restrictive legends shall have theretofore been delivered to the Grantee (or his/her legatees or personal representative), such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer.

(g)
Income Taxes. The Grantee shall pay to the Company promptly upon request, and in any event at the time the Grantee recognizes taxable income in respect of the Restricted Stock (whether in connection with the grant or vesting of the Restricted Stock, the making of an election under Section 83(b) of the Code in connection with the grant of the Restricted Stock as described in Section 2(h) below, or otherwise), an amount equal to the taxes the Company determines it is required to withhold under applicable tax laws with respect to the Restricted Stock. Such payment may be made by any of, or a combination of, the following methods: (i) cash or check; (ii) out of the Grantee’s current compensation; (iii) if permitted by the Administrator in its discretion, surrender of other shares of Common Stock of the Company which (a) in the case of shares initially acquired from the Company (upon exercise of a stock option or otherwise), have been owned by the Grantee for such period (if any) as may be required to avoid a charge to the Company’s earnings, and (b) have a Fair Market Value on the date of surrender equal to the amount required to be withheld; or (iv) if permitted by the Administrator in its discretion, by electing to have the Company withhold or otherwise reacquire from the Grantee Shares of Restricted Stock that vest pursuant to the terms hereof having a Fair Market Value equal to the minimum statutory amount required to be withheld in connection with the vesting of such Shares. For these purposes, the Fair Market Value of the Shares to be withheld or repurchased, as applicable, shall be determined on the date that the amount of tax to be withheld is to be determined (the “Tax Date”).  All elections by the Grantee to have Shares withheld or repurchased to satisfy tax withholding obligations shall be made in writing in a form acceptable to the Administrator and shall be subject to the following restrictions:

(i)	the election must be made on or prior to the applicable Tax Date;

(ii)	once made, the election shall be irrevocable as to the particular Shares as to which the election is made;

(iii)	all elections shall be subject to the consent or disapproval of the Administrator; and

(iv)
 if the Grantee is subject to Section 16 of the Exchange Act, the election must comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act and shall be subject to such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

(h)
Section 83(b) Election. The Grantee hereby acknowledges that he or she may file an election pursuant to Section 83(b) of the Code to be taxed currently on the fair market value of the shares of Restricted Stock (less any purchase price paid for the shares), provided that such election must be filed with the Internal Revenue Service no later than thirty (30) days after the grant of such Restricted Stock. The Grantee will seek the advice of his or her own tax advisors as to the advisability of making such a Section 83(b) election, the potential consequences of making such an election, the requirements for making such an election, and the other tax consequences of the Restricted Stock award under federal, state, and any other laws that may be applicable. The Company and its affiliates and agents have not and are not providing any tax advice to the Grantee.

Section 3.  Miscellaneous

(a)
Notices. Any and all notices, designations, consents, offers, acceptances and any other communications provided for herein shall be given in writing and shall be delivered either personally or by registered or certified mail, postage prepaid, which shall be addressed, in the case of the Company to both the Chief Financial Officer and the General Counsel of the Company at the principal office of the Company and, in the case of the Grantee, to the Grantee’s address appearing on the books of the Company or to the Grantee’s residence or to such other address as may be designated in writing by the Grantee.

(b)	No Right to Continued Employment. Nothing in the Plan or in this Agreement shall confer upon the Grantee any right to continue as a officer, employee or consultant of the Company.

(c)
Bound by Plan. By signing this Agreement, the Grantee acknowledges that he/she has received a copy of the Plan and has had an opportunity to review the Plan and agrees to be bound by all the terms and provisions of the Plan.

(d)
Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and of the Grantee and the beneficiaries, executors, administrators, heirs and successors of the Grantee.

(e)
Invalid Provision. The invalidity or unenforceability of any particular provision thereof shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

(f)	Modifications. No change, modification or waiver of any provision of this Agreement shall be valid unless the same is in writing and signed by the parties hereto.

(g)
Entire Agreement. This Agreement and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and therein and supersede all prior communications, representations and negotiations in respect thereto.

(h)	Governing Law. This Agreement and the rights of the Grantee hereunder shall be construed and determined in accordance with the laws of the State of Delaware.

(i)	Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

(j)	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the 26th day of August, 2010.

PEERLESS SYSTEMS CORPORATION /s/ Timothy Brog By: Timothy E. Brog Its: Chairman and Chief Executive Officer /s/ William Neil Name: William Neil Title: Grantee Address: